Exhibit 99.1

Trillion Energy International Inc.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

(Unaudited - Stated in United States dollars)

NOTICE OF NO AUDITOR REVIEW OF CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The accompanying unaudited condensed consolidated interim financial statements for Trillion Energy International Inc. (the “Company”) have been prepared by management in accordance with International Financing Reporting Standards (“IFRS”). These condensed consolidated interim financial statements, which are the responsibility of management, are unaudited and have not been reviewed by the Company’s auditors. The Company’s Audit Committee and Board of Directors have reviewed and approved these condensed consolidated interim financial statements. In accordance with the disclosure requirements of National Instrument 51-102 released by the Canadian Securities Administrators, the Company’s independent auditors have not performed a review of these condensed consolidated interim financial statements.

TRILLION ENERGY INTERNATIONAL INC.

TRILLION ENERGY INTERNATIONAL INC.

Consolidated Interim Statements of Financial Position

(Expressed in U.S. dollars)

	Notes	September 30, 2024 (Unaudited)	December 31, 2023

ASSETS
Current assets:
Cash and cash equivalents		$245,737	$1,188,445
Amounts receivable	3	1,890,103	1,593,345
Prepaid expenses and deposits	4,18	127,541	603,435
Assets held for sale	5	1,479,429	1,479,429
Total current assets		3,742,810	4,864,654
Oil and gas properties, net	6	61,111,962	52,654,100
Property and equipment, net	7	733,780	720,550
Long-term deposits	4	567,576	371,124
Total assets		$66,156,128	$58,610,428
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	8,18	$15,723,033	$14,065,019
RSU obligation	17	21,329	18,398
Loans payable	9,18	3,245,209	3,464,450
Convertible debt	11	11,119,941	227,092
Lease liability	10	10,161	19,637
Total current liabilities		30,119,673	17,794,596
Asset retirement obligation	12	6,495,750	6,247,027
Convertible debt	11	-	10,102,627
Lease liabilities	10	37,946	122,058
Deferred tax liability	22	5,807,349	2,131,548
Total liabilities		42,460,718	36,397,856
Stockholders’ equity:
Share capital		78,308,700	74,586,724
Notes and amounts receivable for equity issued	13	(116,109)	(113,309)
Warrant and option reserve		7,215,220	6,239,370
Shares to be cancelled		7,645	7,645
Obligation to issue shares	14	6,000	396,177
Accumulated other comprehensive loss		(17,337,073)	(14,023,189)
Accumulated deficit		(44,388,973)	(44,880,846)
Total stockholders’ equity		23,695,410	22,212,572
Total liabilities and stockholders’ equity		$66,156,128	$58,610,428

Nature of operations (Note 1)

Subsequent events (Note 24)

APPROVED BY THE BOARD OF DIRECTORS ON NOVEMBER 27, 2024:
“Arthur Halleran”	“David Thompson”
Director	Director

See accompanying notes to condensed consolidated interim financial statements.

2

TRILLION ENERGY INTERNATIONAL INC.

Consolidated Interim Statements of Income (Loss) and Comprehensive Income (Loss)

(Expressed in U.S. dollars)

(Unaudited)

		For the three months ended September 30,		For the nine months ended September 30,
	Notes	2024	2023	2024	2023

Revenue
Oil and gas revenue, net	19	$2,325,694	$5,028,124	$4,890,758	$14,074,877
Cost and expenses
Production		1,245,422	1,476,757	3,500,755	3,392,343
Depletion	6	591,051	571,183	823,146	3,510,104
Depreciation	7	20,810	47,095	65,972	173,342
Accretion of asset retirement obligation	12	71,604	59,899	199,869	168,346
Stock-based compensation	15,17	650,687	599,493	1,019,512	1,750,326
General and administrative		1,200,920	1,956,069	4,620,866	5,453,843
Geological and geophysical expenses		137,831	74,077	1,050,591	324,377
Total expenses		3,918,325	4,784,573	11,280,711	14,772,681
Loss before other income (expenses)		(1,592,631)	243,551	(6,389,953)	(697,804)

Other income (expense)
Interest income		30,794	19,437	73,527	46,342
Loss on sale of O&G assets	6	(342,443)	-	(638,515)	-
Finance cost	9,11	(643,979)	(741,881)	(1,924,109)	(1,526,995)
Foreign exchange gain		(720,213)	(1,892,112)	(2,627,242)	(6,765,374)
Loss on extinguishment of accounts payable and loan payable	9,14	(5,753)	(7,107)	(254,077)	(8,524)
Change in fair value of derivative liability	16	-	17	-	4,842
Loss on write-off of notes and other receivables	13	11	-	(7,741)	-
Loss on issuance of shares	14	7	-	(5,089)	-
Gain on net monetary position	2	4,125,084	10,625,159	16,172,305	17,138,843
Gain on modification of lease	10	2,023	-	45,366	-
(Loss) on impairment of assets held for sale	5	-	(859,198)	-	(859,198)
Total other income (expense)		2,445,531	7,144,315	10,834,425	8,029,936
Net income (loss) before taxes		852,900	7,387,866	4,444,472	7,332,132
Deferred tax expense	22	(2,030,631)	-	(3,952,599)	-
Net income (loss)		(1,177,731)	7,387,866	491,873	7,332,132
Other comprehensive income (loss)
Foreign currency translation		(1,180,840)	(859,548)	(3,313,884)	(11,463,233)
Comprehensive income (loss)		$(2,358,571)	$6,528,318	$(2,822,011)	$(4,131,101)

Earnings (loss) per share – Basic and diluted		$(0.01)	$0.09	$0.00	$0.09

Weighted average shares outstanding – Basic		125,624,765	77,841,478	122,996,845	77,314,593
Weighted average shares outstanding – Diluted		125,624,765	78,404,758	123,305,849	78,019,169

See accompanying notes to condensed consolidated interim financial statements.

3

TRILLION ENERGY INTERNATIONAL INC.

Consolidated Interim Statements of Stockholders’ Equity
(Expressed in U.S. dollars)

(Unaudited)

	Shares	Share capital	Warrant and option reserve	Receivables for equity issued	Obligation to issue shares	Shares to be cancelled	Accumulated other comprehensive income (loss)	Accumulated deficit	Total
Balance, December 31, 2022	76,775,071	$64,750,270	$5,682,869	$(1,062,062)	$94,210	$7,645	$(4,009,997)	$(44,837,004)	$20,625,931
Issuance of common stock	5,000	2,215	-	-	-	-	-	-	2,215
Options exercised	440,000	972,085	(429,221)	-	-	-	-	-	542,864
Stock issued for RSUs	565,355	560,945	(340,510)	-	-	-	-	-	220,435
Stock issued for debt settlement	150,000	212,402	-	-	-	-	-	-	212,402
Stock-based compensation - options	-	-	118,202	-	-	-	-	-	118,202
Stock-based compensation – RSU’s	-	-	1,595,374	-	-	-	-	-	1,595,374
RSU’s repurchased	-	-	(919,790)	604,537	-	-	-	-	(315,253)
Convertible debt – equity component	-	-	1,004,524	-	-	-	-	-	1,004,524
Repayment of notes receivable	-	-	-	342,231	-	-	-	-	342,231
Comprehensive loss	-	-	-	-	-	-	(11,463,233)	7,332,132	(4,131,101)
Balance, September 30, 2023	77,935,426	$66,497,917	$6,711,448	$(115,294)	$94,210	$7,645	$(15,473,230)	$(37,504,872)	$20,217,824

Balance, December 31, 2023	115,250,810	$74,586,724	$6,239,370	$(113,309)	$396,177	$7,645	$(14,023,189)	$(44,880,846)	$22,212,572
Stock issued in private placements	26,847,863	1,648,042	53,755	(2,800)	-	-	-	-	1,698,997
Stock issued on conversion of convertible debt	333	737	-	-	-	-	-	-	737
Stock issued for RSUs	1,509,610	344,470	(42,977)	-	(283,095)	-	-	-	18,398
Stock issued for debt settlement	12,421,554	1,470,079	-	-	(94,210)	-	-	-	1,375,869
Stock-based compensation - options	-	-	875,089	-	-	-	-	-	875,089
Stock-based compensation – RSU’s	-	-	123,094	-	-	-	-	-	123,094
Stock issued for services	2,696,791	258,648	(33,111)	-	(12,872)	-	-	-	212,665
Comprehensive loss	-	-	-	-	-	-	(3,313,884)	491,873	(2,822,011)
Balance, September 30, 2024	158,726,961	$78,308,700	$7,215,220	$(116,109)	$6,000	$7,645	$(17,337,073)	$(44,388,973)	$23,695,410

See accompanying notes to condensed consolidated interim financial statements

4

TRILLION ENERGY INTERNATIONAL INC.

Consolidated Interim Statements of Cash Flows

(Expressed in U.S. dollars)

(Unaudited)

	Nine months ended September 30,
	2024	2023
Operating activities:
Net income (loss) for the period	$491,873	$7,332,132
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	1,019,512	1,750,326
Stock issued for services	196,156	-
Depletion	823,146	3,510,104
Depreciation	65,972	173,342
Professional fees	(33,111)	-
Accretion of asset retirement obligation	199,869	168,346
Accretion and accrued interest expense	1,258,447	966,338
Interest income	(2,206)	(16,845)
Change in fair value of derivative liability	-	(4,842)
Unrealized foreign exchange (gain) loss	618,076	-
Loss on debt settlement	254,077	8,524
Loss on issuance of shares	5,089	-
Loss on write-off of notes and other receivables	7,741	-
Loss on sale of O&G assets	638,515	-
Loss on impairment of assets held for sale	-	859,198
Gain on net monetary position	(16,172,305)	(17,138,843)
Gain on modification of lease	(45,366)	-
Deferred tax expense	3,952,599	-
Changes in non-cash working capital items:
Amounts receivable	(519,305)	2,467,182
Prepaid expenses and deposits	480,720	(204,012)
Accounts payable and accrued liabilities	2,706,764	(2,180,211)
Net cash (used in) provided by operating activities	(4,053,737)	(2,309,261)
Investing activities:
Property and equipment expenditures	(4,662)	(60,444)
Oil and gas properties expenditures	(946,875)	(20,791,190)
Proceeds from sale of oil and gas assets	727,322	-
Changes in non-cash working capital items:
Amounts receivable	-	(546,089)
Prepaid expenses and deposits	(245,731)	(53,868)
Accounts payable and accrued liabilities	1,483,674	10,239,239
Net cash provided by (used in) investing activities	1,013,728	(11,212,352)
Financing activities:
Proceeds from private placements	1,769,508	-
Share issuance costs	(67,711)	-
Proceeds from exercise of options	-	542,864
Proceeds from exercise of warrants	-	2,215
Proceeds from loans payable	73,352	4,833,409
Repayments of loans payable	(124,114)	(2,482,417)
Repayment of notes receivable	-	80,991
Proceeds from convertible debt	-	10,359,397
Lease payments	(22,351)	(47,776)
Net cash provided by financing activities	1,628,684	13,288,683
Effect of exchange rate changes on cash and cash equivalents	468,617	65,563
Net increase (decrease) in cash and cash equivalents	(942,708)	(167,367)
Cash and cash equivalents, beginning of period	1,188,445	926,061
Cash and cash equivalents, end of period	$245,737	$758,694

	Nine months ended September 30,
	2024	2023
Supplemental information:
Interest paid on credit facilities	$1,008,407	$70,699
Non-cash investing and financing activities:
Stock issued for debt settlement	$1,221,755	$212,402
Stock issued for services	$264,648	$-
Right-of-use asset additions	$-	$236,201

See accompanying notes to condensed consolidated interim financial statements.

5

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2024 and 2023

(Expressed in U.S. dollars)

(Unaudited)

1.	Organization

Trillion Energy International Inc. and its consolidated subsidiaries, (collectively referred to as the “Company”) is a Canadian based oil and gas exploration and production company. Effective January 2022, the corporate headquarters moved to Suite 700, 838 West Hastings Street, Vancouver, B.C., Canada from Turan Gunes Bulvari, Park Oran Ofis Plaza, 180-y, Daire:54, Kat:14, 06450, Oran, Cankaya, Anakara, Turkey. The Company also has a registered office in Canada. The Company is incorporated in British Columbia. The Company’s shares trade on the OTCQB under the symbol “TRLEF” and trade on the Canadian Securities Exchange (the “Exchange”) under the symbol “TCF”.

On January 21, 2022, the Company redomiciled from Delaware to a British Columbia corporation by way of an amalgamation transaction with the Company’s British Columbian subsidiary, Trillion Energy Inc. (the “Repatriation Transaction”). Pursuant to the Repatriation Transaction, for every one common stock of Trillion Energy International Inc., the shareholders will receive one common stock of Trillion Energy Inc. The Company will continue to operate and report under the name of Trillion Energy International Inc.

As a result of the Repatriation Transaction, the Company meets the definition of a foreign private issuer, as defined under Rule 3b-4 of the Securities Exchange Act of 1934, as amended.

On September 18, 2023, the Company consolidated its issued share capital on a ratio of five old common shares for every one new post-consolidated common share. All current and comparative references to the number of common shares, weighted average number of common shares, loss per share, stock options and warrants have been restated to give effect to this share consolidation (the “Share Consolidation”).

These consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. As at September 30, 2024, the Company’s current liabilities exceeded its current assets by $26,376,863 (December 31, 2023 - $12,929,942) and its accumulated deficit amounts to $44,388,973 (December 31, 2023 - $44,880,846). In addition, for the nine months ended September 30, 2024, cash used by operating activities was $4,053,737. The Company’s continuation as a going concern is dependent upon its ability to complete financings sufficient to meet current and future obligations, the successful results from its business activities, and its ability to operate profitably and generate funds. Although the Company raised capital in current and previous reporting periods, additional funding will be required to continue current operations and further advance its existing oil and gas assets in the upcoming 12 months. These factors indicate the existence of material uncertainty which raises substantial doubt about the Company’s ability to continue as a going concern.

2.	Material Accounting Policies

(a) Statement of Compliance

The unaudited condensed consolidated interim financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to the preparation of condensed interim financial statements, including International Accounting Standards (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”), and the Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). Accordingly, certain disclosures included in annual financial statements have been condensed or omitted and these unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2023.

6

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2024 and 2023

(Expressed in U.S. dollars)

(Unaudited)

2.	Material Accounting Policies (continued)

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its naudited condensed consolidated interim financial statements. In addition, the preparation of the financial data requires that the Company’s management make assumptions and estimates of the effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. The critical judgments and estimates applied in the preparation of the Company’s condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company’s consolidated financial statements for the year ended December 31, 2023. In addition, the accounting policies applied in these condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company’s audited financial statements for the year ended December 31, 2023.

These condensed consolidated interim financial statements were authorized for issue by the board of directors of the Company (the “Board of Directors”) on November 27, 2024.

(b) Basis of Presentation

The condensed consolidated interim financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”), effective as at January 1, 2024. The consolidated financial statements are expressed in U.S. dollars. These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries Park Place Energy Corp. (“PPE Corp.”), Park Place Energy Bermuda (“PPE Bermuda”), BG Exploration EOOD (“BG Exploration”), and Park Place Energy Turkey (“PPE Turkey”). The Company’s oil and gas operations are conducted jointly with its joint venture partner (Note 6). The joint arrangement meets the definition of a joint operation under IFRS 11, “Joint Arrangements” (“IFRS 11”); therefore, the Company’s share of the assets, liabilities, revenues and expenses are recorded in the consolidated financial statements. All intercompany balances and transactions are eliminated on consolidation.

The functional currency of BG Exploration is the Bulgarian Lev. The functional currency of the Company’s Turkish operations is the Turkish Lira (“₺”). The functional currency of the Company’s Bermuda subsidiary is the United States dollar (“USD”), and the function currency of PPE Corp is the USD.

A portion of the Company’s exploration and development activities are conducted jointly with others. The joint interests are accounted for on a proportionate consolidation basis and as a result the financial statements reflect only the Company’s proportionate share of the assets, liabilities, revenues, expenses and cash flows from these activities.

Name of the joint arrangement	Nature of the relationship with the joint arrangement	Principal place of operation of joint arrangement	Proportion of participating share
South Akcakoca Sub-Basin (“SASB”)	Operator	Turkey	49%
Cendere	Participant	Turkey	19.6%

Basis of Measurement

These consolidated financial statements have been prepared on a historical cost basis except for certain derivative liabilities, which are measured at fair value.

7

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2024 and 2023

(Expressed in U.S. dollars)

(Unaudited)

2.	Material Accounting Policies (continued)

Hyperinflation

Due to various qualitative factors and developments with respect to the economic environment in Turkey, including but not limited to, the acceleration of multiple local inflation indices, the three-year cumulative inflation rate of the local Turkish wholesale price index exceeding 100% at the end of February 2022 and the significant devaluation of the Turkish Lira, Turkey has been designated a hyper-inflationary economy as of April 1, 2022 for accounting purposes.

Accordingly, IAS 29, Financial Reporting in Hyper-Inflationary Economies was adopted by the Company in its consolidated financial statements and applied to these consolidated financial statements in relation to PPE Turkey. The consolidated financial statements are based on the historical cost approach in IAS 29.

The application of hyperinflation accounting requires restatement of PPE Turkey’s non-monetary assets and liabilities, equity and comprehensive income (loss) items from the original transaction date when they were first recognized into the current purchasing power which reflects a general price index current at the end of the reporting period. To measure the impact of inflation on its financial statements and results, the Company has elected to use the consumer price index (“CPI”) as published by the Turkish Statistical Institute “TURKSTAT”.

IAS 29 also requires the restatement of comparative periods for the effects of hyperinflation unless the comparatives were previously presented in a different presentation currency of a non-hyperinflationary economy. The consolidated financial statements of the Company are presented in US dollars, a stable currency, and as a result the comparative amounts do not require restatement.

On April 1, 2022, the Company recognized an adjustment of $473,907 for the impact of hyperinflation within accumulated other comprehensive loss related to the non-monetary assets held by PPE Turkey, which have been restated from the historic date when they were first recognized to the beginning of the reporting period (the “Opening Hyperinflation Adjustment”). On initial adoption of IAS 29, there is an accounting policy choice to recognize the Opening Hyperinflation Adjustment directly to opening equity or to other comprehensive income and the Company has elected to recognize this amount directly to opening equity.

The value of the CPI at September 30, 2024, was 2,526 (December 31, 2023 - 1,859) and the movement in the CPI for the nine months ended September 30, 2024 was 667 (2023 – 223), an increase of approximately 36% (2023 – 20%). As a result, the Company recognized a net monetary gain of $16,172,305 for the nine months ended September 30, 2024 (2023 - $17,138,843) to restate transactions into a measuring unit current as of each period end.

3.	Amounts Receivable

	September 30, 2024	December 31, 2023
Accounts receivable	$1,659,929	$1,403,781
GST receivable	114,637	46,642
Interest receivable	38,936	44,339
Due from related parties	38,049	35,295
Other	38,552	63,288
	$1,890,103	$1,593,345

8

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2024 and 2023

(Expressed in U.S. dollars)

(Unaudited)

4.	Prepaid expenses and deposits

	September 30, 2024	December 31, 2023
Exploration and production advances	$7,728	$174,031
Prepaid expenses	2,913	426,487
Prepaid taxes	116,900	2,917
Close-Out Fund (Note 12)	567,576	371,124
	$695,117	$974,559

Prepaid expenses and deposits – Current	$127,541	$603,435
Long-term deposits	$567,576	$371,124

5.	Assets held for Sale

In 2023, management committed to a plan to sell left-over field equipment with a carrying amount of $3,036,216. Accordingly, the equipment is presented as assets held for sale.

During the nine months ended September 30, 2023 and year ended December 31, 2023, impairment losses of $859,198, and $1,556,787 (2022 - $Nil) were recognized, respectively, for the write-down of the assets held for sale to the lower of its carrying amount and its fair value less costs to sell. As at September 30, 2024, the value of the Company’s assets held for sale are $1,479,429 (December 31, 2023 - $1,479,429).

The non-recurring fair value measurement for the assets held for sale has been categorized as a Level 3 fair value and is based on management’s best estimate of the fair value of similar products in similar conditions in the marketplace. The key inputs used by management to estimate the fair value of the assets-held-for sale is based on offers received from third parties for a large portion of the equipment and extrapolation of the discount to similar items in the assets listing.

9

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2024 and 2023

(Expressed in U.S. dollars)

(Unaudited)

6.	Oil and Gas Properties

	SASB	Cendere	Total
Cost
As at December 31, 2022	$31,334,321	$2,558,013	$33,892,334
Additions	56,381,768	-	56,381,768
JV Contribution	(29,623,835)	-	(29,623,835)
Change in ARO estimate and additions	706,159	102	706,261
Currency translation adjustment	(17,696,392)	(948,518)	(18,644,910)
Impact of hyperinflation	21,039,584	1,042,395	22,081,979
Reclassified as assets held for sale (Note 5)	(3,036,216)	-	(3,036,216)
As at December 31, 2023	$59,105,389	$2,651,992	$61,757,381
Additions	1,390,944	-	1,390,944
JV Contributions	(444,069)	-	(444,069)
Sale of O&G assets	(1,365,837)	-	(1,365,837)
Change in ARO estimate and additions	53,524	571	54,095
Currency translation adjustment	(7,673,039)	(344,320)	(8,017,359)
Impact of hyperinflation	18,494,329	827,325	19,321,654
As at September 30, 2024	$69,561,241	$3,135,568	$72,696,809

Accumulated depletion
As at December 31, 2022	$1,972,988	$1,869,552	$3,842,540
Depletion	5,038,009	81,165	5,119,174
Currency translation adjustment	(731,475)	(693,127)	(1,424,602)
Impact of hyperinflation	804,164	762,005	1,566,169
As at December 31, 2023	$7,083,686	$2,019,595	$9,103,281
Depletion	769,471	53,675	823,146
Currency translation adjustment	(919,872)	(262,260)	(1,182,132)
Impact of hyperinflation	2,210,365	630,187	2,840,552
As at September 30, 2024	$9,143,650	$2,441,197	$11,584,847

Net book value
As at December 31, 2023	$52,021,703	$632,397	$52,654,100
As at September 30, 2024	$60,417,591	$694,371	$61,111,962

Cendere oil field

The Cendere onshore oil field, which is located in South East Turkey has a total of 25 wells. The operator of the Cendere Field is Türkiye Petrolleri Anonim Ortaklığı (“TPAO”). The Company’s interest is 19.6% for all wells except for wells C-13, C-15 and C-16, for which its interest is 9.8%. As at September 30, 2024, the depletion calculation includes future development costs of $65,000 (December 31, 2023 - $65,000) based on the most recent reserve report.

10

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2024 and 2023

(Expressed in U.S. dollars)

(Unaudited)

6.	Oil and Gas Properties (continued)

The South Akcakoca Sub-Basin (“SASB”)

The Company owns offshore production licenses called the South Akcakoca Sub-Basin (“SASB”). The Company owns a 49% working interest in SASB in partnership with TPAO. SASB has four producing fields, each with a production platform plus subsea pipelines that connect the fields to an onshore gas plant. The four SASB fields are located off the north coast of Turkey towards the western end of the Black Sea.

Management assesses each field for impairment indicators at each reporting date. Impairment indicators considered include the following:

●	Plans to discontinue or dispose of the asset before the previously expected date;
●	Significant reductions in estimates or reserves;
●	Significant cost overrun on a capital project;
●	Significant increases in the expected cost of dismantling assets and restoring the site; and
●	Production difficulties.

As at September 30, 2024, the Company performed an assessment of potential impairment indicators and noted that the Company’s net asset value was greater than its market capitalization. As a result of the impairment indicator noted, the Company performed an impairment test in accordance with IFRS using fair value less cost to sell. For the purposes of testing impairment and determining fair value less cost to sell, the Company used a 30-year forecast of net cash flows obtained from the annual reserve report discounted at 10% and 20% to estimate the fair value of the oil and gas properties. The resulting recoverable amount exceeded the book values of the oil and gas properties and as such, no impairment charge was recognized as at September 30, 2024. As at September 30, 2024, the depletion calculation includes future development costs of $35,144,000 (December 31, 2023 - $35,144,000) based on the most recent reserve report.

During the nine months ended September 30, 2024, the Company sold tubing and casing with a cost of $1,365,837 for proceeds of $727,322, resulting in a loss of $638,515.

11

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2024 and 2023

(Expressed in U.S. dollars)

(Unaudited)

7.	Property and Equipment

	Right-of-use assets	Leasehold improvements	Other Equipment	Motor Vehicles	Furniture	Total
Cost
As at December 31, 2022	$50,449	$186,362	$333,337	$458,784	$44,917	$1,073,849
Additions	236,202	14,498	11,076	15,644	18,958	296,378
Disposals	(47,685)	-	-	(97,028)	-	(144,713)
Currency translation adjustment	(105,792)	(60,555)	(126,062)	(151,880)	(14,291)	(458,580)
Impact of hyperinflation	69,616	68,608	140,538	136,661	17,538	432,961
As at December 31, 2023	$202,790	$208,913	$358,889	$362,181	$67,122	$1,199,895
Additions	-	-	-	-	4,662	4,662
Modification	(46,120)	-	-	-	-	(46,120)
Currency translation adjustment	(21,594)	(23,067)	(47,403)	(47,032)	(6,698)	(145,794)
Impact of hyperinflation	54,401	55,512	111,986	113,013	16,472	351,384
As at September 30, 2024	$189,477	$241,358	$423,472	$428,162	$81,558	$1,364,027

Accumulated depreciation
As at December 31, 2022	40,167	126,995	45,422	111,264	8,274	332,122
Depreciation	37,457	13,135	52,084	62,920	10,168	175,764
Disposals	(10,332)	-	-	(30,267)	-	(40,599)
Currency translation adjustment	(14,892)	(45,848)	(16,840)	(41,251)	(2,513)	(121,344)
Impact of hyperinflation	16,372	50,404	18,513	45,350	2,763	133,402
As at December 31, 2023	$68,772	$144,686	$99,179	$148,016	$18,692	$479,345
Depreciation	11,820	8,083	21,768	17,019	7,282	65,972
Currency translation adjustment	(8,931)	(17,697)	(12,848)	(19,221)	(1,789)	(60,486)
Impact of hyperinflation	21,459	42,523	30,949	46,186	4,299	145,416
As at September 30, 2024	$93,120	$177,595	$139,048	$192,000	$28,484	$630,247

Net Book Value
As at December 31, 2023	$134,018	$64,227	$259,710	$214,165	$48,430	$720,550
As at September 30, 2024	$96,357	$63,763	$284,424	$236,162	$53,074	$733,780

8.	Accounts Payable and Accrued Liabilities

	September 30, 2024	December 31, 2023
Accounts payable	$15,348,543	$13,567,262
Accrued liabilities	37,934	77,078
Payroll, withholding and sales tax liabilities	336,556	420,679
	$15,723,033	$14,065,019

12

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2024 and 2023

(Expressed in U.S. dollars)

(Unaudited)

9.	Loans Payable

As at	September 30, 2024	December 31, 2023
Unsecured, interest-bearing loan at 37.7% per annum[1]	-	19,461
Unsecured, interest-bearing loan at 6% per annum[3,4]	175,649	614,899
Unsecured, interest-bearing loan at 1% per month[2]	3,061,875	2,822,250
Unsecured, non- interest-bearing loan[5,6]	7,685	7,840
Total loans payable	3,245,209	3,464,450
Current portion of loans payable	(3,245,209)	(3,464,450)
Long-term portion of loans payable	$-	$-

(1)	On March 13, 2023, Garanti Bank extended a long-term loan to Park Place Turkey Limited in the amount of ₺2,000,000 (or approximately USD$105,386). The loan matures on March 12, 2024, and bears interest at 37.67% per annum. Principal and accrued interest are paid monthly. During the year ended December 31, 2023, the Company made $61,627 (2022 - $nil) in principal payments and $18,676 (2022 - $nil) in interest payments. During the nine months ended September 30, 2024, the Company made $17,856 in principal payments and $1,166 in interest payments.

(2)	On July 1, 2023, the Company entered into agreements with TR1 Master Fund to borrow $1,065,000 and $1,597,500. The loans were issued with a $65,000 and $97,500 discount, respectively, and bear an interest rate of 1% per month. The maturity date was December 31, 2023, and the Company is claiming that the principal of TR1 Master Fund agreed to extend the loans to December 31, 2024. In the event that the loan is repaid in full prior to the maturity date, the minimum interest payments on the loans are $40,000 and $60,000, respectively. The minimum interest payments have been recorded on the consolidated statements of income (loss) and comprehensive income (loss) as finance costs. Accrued interest in excess of the minimum interest payments of $23,900 and $35,850, respectively were recorded during the year ended December 31, 2023. Accretion of the discount recognized on the loans during the period were $63,916 and $96,138, respectively. If, during the period that any amount of the loan remains outstanding, the Company issues any equity, the Lender may demand repayment of all or part of the principal amount of the loan in an amount equal to the aggregate subscription price of the equity offering. Accrued interest in excess of the minimum interest payments of $95,850 and $143,775, respectively were recorded during the nine months ended September 30, 2024. The Company is currently in discussions with the lender and has not made any repayments as at the date of these condensed consolidated interim financial statements (Note 23).

(3)	On July 20, 2023, the Company entered into a promissory note with 1324025 BC Ltd for CAD$300,000 (USD$228,023). The promissory note bears an interest rate of 6% per annum. The principal plus all accrued unpaid interest is to be repaid on demand but no later than December 31, 2024. During the year ended December 31, 2023, CAD$50,000 (USD$37,717) of the principal balance was repaid and CAD$7,917 (USD$5,867) in interest was accrued. During the nine months ended September 30, 2024, CAD$45,109 (USD$33,051) of the principal balance was repaid and CAD$10,930 (USD$8,036) in interest was accrued.

(4)	On September 1, 2023, the Company entered into a promissory note with 2476393 Alberta Ltd for CAD$546,000 (USD$402,115). The promissory note bears an interest rate of 6% per annum. The principal plus all accrued unpaid interest is to be repaid on demand but no later than December 31, 2024. As at December 31, 2023, no repayments had been made. During the year ended December 31, 2023, CAD$10,734 (USD$7,954) in interest was accrued. During the nine months ended September 30, 2024, the Company entered into a debt settlement agreement to settle the CAD$546,000 (USD$397,948) principal amount. The Company issued 2,730,000 shares at a deemed price of $0.20 per share resulting in a CAD$109,200 (USD$81,417) loss on extinguishment of loan payable.

13

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2024 and 2023

(Expressed in U.S. dollars)

(Unaudited)

9.	Loans Payable (continued)

(5)	On November 23, 2023, the Company entered into a short-term non-interest-bearing promissory note with 1647020 Alberta Ltd. for CAD$12,000 (USD$8,766). During the year ended December 31, 2023, CAD$1,614 (USD $1,141) of the principal had been applied against amounts owed by the note holder. As at September 30, 2024, the principal balance of CAD$10,386 (USD$7,685) remains outstanding.

(6)	On May 28, 2024, the Company received CAD$100,000 from the President of Park Place Turkey Limited which was repaid in full as of September 30, 2024.

10.	Leases

The Company leases certain assets under lease agreements. During the year ended December 31, 2023, the Company entered into three new office leases in Turkey, commencing January 1, 2023, February 15, 2023 and March 1, 2023, respectively. The leases all have a five-year term.

The Company used an incremental borrowing rate (“IBR”) of 35% in determining its lease liabilities. The IBR was derived from the Company’s assessment of its borrowings in Turkey.

Lease liability	September 30, 2024	December 31, 2023
Beginning balance	$141,695	$8,609
Additions, cost	-	236,201
Interest expense	18,177	53,831
Lease payments	(22,351)	(85,271)
Currency translation adjustment	(372)	(2,458)
Modification of lease	(89,042)	-
Termination of lease	-	(69,217)
Ending balance	$48,107	$141,695

As at September 30, 2024 and December 31, 2023, the Company’s lease liability is as follows:

Lease liability	September 30, 2024	December 31, 2023
Current portion of lease liability	$10,161	$19,637
Long-term portion of lease liability	37,946	122,058
	$48,107	$141,695

Future minimum lease payments to be paid by the Company as a lessee as of September 30, 2024 are as follows:

Operating lease commitments and lease liability
2024	$6,958
2025	25,200
2026	25,200
2027	25,200
Total future minimum lease payments	82,558
Discount	(34,449)
Total	$48,109

During the nine months ended September 30, 2024, the terms of the leases commencing February 1, 2023 and March 1, 2023 were modified and the Company recorded a modification to the lease liability and right-of-use asset of $89,042 and $46,120, respectively, and a gain on lease modification of $42,922.

14

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2024 and 2023

(Expressed in U.S. dollars)

(Unaudited)

10.	Leases (continued)

During the nine months ended September 30, 2024, $26,972 (2023 - $25,610) of short-term leases were expensed to the condensed consolidated interim statements of income (loss) and comprehensive income (loss).

11.	Convertible debentures

On April 20, 2023, the Company entered into an agreement to issue 15,000 units of the Company (the “Units”) at a price of CAD$1,000 per unit, for gross proceeds of CAD$15,000,000 (USD$11,135,145). Each Unit will consist of CAD$1,000 (approximately USD$742) principal amount secured convertible debenture (“Debenture”) and 333 common share purchase warrants of the Company (the “Warrants”). Each Warrant will be exercisable for one common share of the Company at an exercise price of CAD$2.50 (approximately USD$1.86) and shall have an expiry date of June 29, 2025.

The Debentures will mature on April 30, 2025 (the “Maturity Date”) and will accrue interest at the rate of 12% per annum, payable semi-annually. The Company has the ability to redeem the Debentures at any time between the dates of April 30, 2024 and April 30, 2025 at a redemption price of 105% of the principal amount plus any accrued interest. At the holders’ option, the Debentures may be converted into common shares of the Company at any time, up to the earlier of the Maturity Date and the redemption of the Debentures, at a conversion price of CAD$3.00 (approximately USD$2.23) per common share.

The convertible debentures were determined to be a financial instrument comprising a host debt component, a conversion feature classified as equity, and freestanding warrants classified as equity. The warrants and conversion features were determined to be equity components because the exercise prices are denominated in the functional currency of the Company. Thus, these components the criterion of an equity instrument.

The Company paid an underwriting fee of CAD$1,045,000 (USD$775,748) and issued 300,000 broker warrants (the “Broker Warrants”) in conjunction with the financing. The Broker Warrants are exercisable for one common share of the Company at an exercise price of CAD$2.50 and shall have an expiry date of April 20, 2025. The fair value of the Broker Warrants was estimated to be $216,777 and was determined using the Black-Scholes Option Pricing Model using the following assumptions: risk-free interest rate: 3.77%, expected volatility: 100.96%, dividend yield: 0% and expected life: 2 years.

On initial recognition, the proceeds were first allocated to the fair value of the host debt component, calculated using a market interest rate of 16%, which is the market interest rate of a debt instrument with similar terms but without the equity conversion feature. The residual proceeds were then allocated to the conversion feature and warrant equity components using the relative fair value method.

The relative fair value of the warrants and conversion features were determined using the Black-Scholes Option Pricing Model using the assumptions set out as follows:

April 20, 2023
Risk-free interest rate	3.86%
Expected volatility	101.71 – 119.94%
Dividend yield	0%
Expected life	2.03–- 2.19 years

15

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2024 and 2023

(Expressed in U.S. dollars)

(Unaudited)

11.	Convertible debentures (continued)

During the nine months ended September 30, 2024, CAD$1,000 (USD$736) in convertible debentures were converted into 333 common shares at a conversion price of CAD$3.00 (USD$2.21).

A continuity schedule of the Company’s convertible debt is as follows:

Balance as at January 1, 2023	$-
Issued	11,135,145
Transaction costs	(992,525)
Transaction costs allocated to equity	77,086
Relative fair value of conversion feature	(369,181)
Relative fair value of Warrants	(495,653)
Repayment	(709,022)
Accretion	578,675
Interest	931,962
Currency translation adjustment	173,232
Balance as at December 31, 2023	$10,329,719
Repayment	(659,908)
Conversion	(735)
Accretion	656,029
Interest	993,451
Currency translation adjustment	(198,615)
Balance as at September 30, 2024	$11,119,941
Current	$11,119,941
Long-term	$-

16

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2024 and 2023

(Expressed in U.S. dollars)

(Unaudited)

12.	Asset Retirement Obligation

The following is a continuity of the Company’s asset retirement obligations:

	September 30, 2024	December 31, 2023
Beginning balance	$6,247,027	$5,316,470
Additions	-	797,102
Accretion expense	199,869	219,536
Impact of hyperinflation	(112,033)	(599,096)
Currency translation adjustment	106,792	603,856
Change in estimate	54,095	(90,841)
Ending balance	$6,495,750	$6,247,027

The Company’s asset retirement obligations (“ARO”) result from its interest in oil and gas assets including well sites. The total ARO is estimated based on the Company’s net ownership interest in all sites, estimated costs to reclaim and abandon these wells and the estimated timing of the costs to be included in future years. The Company estimated the total undiscounted amount required to settle the ARO as at September 30, 2024 is $16.5 million (December 31, 2023 - $16.5 million). The ARO is calculated using an inflation rate of 2.5% (December 31, 2023 – 2.5%) and discounted using a risk free rate of 4.05% (December 31, 2023 – 4%) between 10 and 20 years.

During 2023, the Company and TPAO agreed to establish a close out-fund (the “Close-Out Fund”) in a US dollar bank account. The amounts accumulated in the Close-Out Fund will not be used for any purpose other than to cover the cost of close-out of the SASB project. The US dollar bank account is held by TPAO. Starting with the July 2023 natural gas revenue, each party agreed to transfer 10% of its revenue into the Close-Out Fund on a monthly basis, until an amount agreed to by both parties is attained. The Company accounted for its share in the Close-Out Fund as a long-term deposit (Note 4). As at September 30, 2024, the Company share of the Close-Out Fund amounted to $567,576 (December 31, 2023 – $371,124).

13.	Notes and Amounts Receivable for Equity Issued

	September 30, 2024	December 31, 2023
Notes receivable	$97,907	$97,907
Amounts receivable	18,202	15,402
	$116,109	$113,309

The notes receivable bear interest at 5%.

The amounts receivable are non-interest bearing and due on demand.

The following is a continuity of the Company’s notes and other receivables:

	Notes receivable	Amounts receivable	Total
Balance, December 31, 2022	$1,000,122	$61,940	$1,062,062
Repayments	(297,678)	(36,228)	(333,906)
Settled through RSU repurchase (Note 18)	(604,537)	-	(604,537)
Write-off	-	(10,310)	(10,310)
Balance, December 31, 2023	$97,907	$15,402	$113,309
Additions	-	2,800	2,800
Balance, September 30, 2024	$97,907	$18,202	$116,109

During the nine months ended September 30, 2024, the interest income totaled $3,320 (2023 - $15,304). During the nine months ended September 30, 2024, the Company recorded a $7,752 loss on the write-off of notes and other receivables related to the write-off of interest accrued. As at September 30, 2024, accrued interest of $38,936 (December 31, 2023 – $44,262) was included in amounts receivable (Note 3).

17

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2024 and 2023

(Expressed in U.S. dollars)

(Unaudited)

14.	Common Stock

The Company has an unlimited number of common shares authorized with no par value. As at September 30, 2024, 158,726,961 common shares were issued and outstanding (December 31, 2023 – 115,250,810).

For the nine months ended September 30, 2024

During the nine months ended September 30, 2024, the Company issued 333 shares pursuant to the conversion of CAD$1,000 (USD$737) in convertible debentures (Note 11).

During the nine months ended September 30, 2024, the Company issued 26,847,863 units at CAD$0.09 per unit for gross proceeds of CAD$2,416,308 (USD$1,769,508) pursuant to the closing of non-brokered private placements. Each unit comprises one common share and one share purchase warrant. Each warrant entitles the holder to purchase one common share for CAD$0.18 for two years from the date of the closing of the offering. As the fair value of the common shares on the same date exceeded the issuance price, no residual value was assigned to the warrants. Cash finder’s fee of CAD$92,407 (USD$67,711) were paid and 1,026,747 finder’s warrants were issued with a fair value of $53,755. The finder’s warrants are exercisable into one common share at CAD$0.09 for two years from the closing of the offering. As at September 30, 2024, subscription proceeds of CAD$3,836 (USD$2,800) are still owed to the Company.

During the nine months ended September 30, 2024, the Company issued 1,509,610 shares for RSU’s which were granted and vested in previous periods.

During the nine months ended September 30, 2024, the Company issued 6,870,297 shares and 5,551,257 units with a fair value of $1,470,079 to settle debt and obligation to issue shares of $1,216,002 and recognized a loss on the settlement of $254,077. Each unit consists of 1 common share and 1 share purchase warrant. Each share purchase warrant is exercisable at CAD$0.18 and expires two years from the date of issuance.

During the nine months ended September 30, 2024, the Company issued 1,303,458 shares and 1,393,333 units valued at $258,648 for services rendered or to be rendered. Shares valued at $12,872 were owed from prior periods. Each unit consists of 1 common share and 1 share purchase warrant. Each share purchase warrant is exercisable at CAD$0.18 and expires two years from the date of issuance.

During the nine months ended September 30, 2024, $33,111 in RSUs accrued in a prior period was reversed out of reserves.

As at September 30, 2024, $6,000 in shares were owed to an officer of the Company.

For the nine months ended September 30, 2023

During the nine months ended September 30, 2023, the Company issued 150,000 shares with a fair value of $212,402 to settle debt of $195,290 and recognized a loss on the settlement of $17,112.

During the nine months ended September 30, 2023, the Company issued 565,355 shares for RSU’s which were granted and vested in previous periods.

During the nine months ended September 30, 2023, 5,000 warrants with an exercise price of $0.60 CAD (approximately US$0.50) were exercised for gross proceeds of $3,000 CAD (US$2,215).

18

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2024 and 2023

(Expressed in U.S. dollars)

(Unaudited)

14.	Common Stock (continued)

During the nine months ended September 30, 2023, the Company issued shares for the exercise of options as follows:

●	40,000 common shares for the exercise of 40,000 options at $0.75 CAD (approximately US$0.60) for cash proceeds of $30,000 CAD (US$21,872). As a result, $18,475 was transferred from option reserves to share capital; and

●	70,000 common shares for the exercise of 70,000 options at $2.20 CAD (approximately US$1.65) for cash proceeds of $154,000 CAD (US$113,717). As a result, $72,050 was transferred from option reserves to share capital.

●	70,000 common shares for the exercise of 70,000 options at $0.80 CAD (approximately US$0.60) for cash proceeds of $56,453 (US$42,000). As a result, $35,174 was transferred from option reserves to share capital.

●	60,000 common shares for the exercise of 60,000 options at $0.75 CAD (approximately US$0.55) for cash proceeds of $45,000 (US$33,479). As a result, $29,939 was transferred from options reserves to share capital.

●	200,000 common shares for the exercise of 200,000 options at $2.20 CAD (approximately US$1.65) for cash proceeds of $440,000 CAD (US$331,796). As a result, $273,583 was transferred from options reserves to share capital.

15.	Stock Options

The Board of Directors adopted the Trillion Energy International Inc. 2022 Long-Term Incentive Equity Plan (the “2022 Plan”) effective as of December 1, 2022. The 2022 Plan permits grants of stock options and restricted stock awards and other stock-based awards.

Under the 2022 Plan, the maximum number of shares of authorized stock that may be delivered is 10% of the total number of shares of common stock issued and outstanding of the Company as determined on the applicable date of grant of an award under the 2022 Plan. Under the 2022 Plan, the exercise price of each option shall be determined by the Board of Directors, subject to any applicable Exchange approval or rules, at the time any option or other stock-based award is granted. In no event shall such exercise price be lower than the exercise price permitted by the Exchange. The vesting schedule for each option or other stock-based award shall be specified by the Board of Directors at the time of grant, subject to any applicable Exchange approval or rules.

A continuity of the Company’s outstanding stock options for the nine months ended September 30, 2024 and the year ended December 31, 2023 is presented below:

	Number of options	Weighted average exercise price (CAD)
Outstanding, December 31, 2022	2,300,000	$1.27
Exercised	(440,000)	1.65
Expired	(240,000)	0.79
Outstanding, December 31, 2023	1,620,000	$1.24
Granted	11,650,000	0.16
Expired	(620,000)	0.75
Forfeited	(566,000)	1.32
Outstanding, September 30, 2024	12,084,000	$0.22
Exercisable, September 30, 2024	11,909,000	$0.22

19

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2024 and 2023

(Expressed in U.S. dollars)

(Unaudited)

15.	Stock Options (continued)

At September 30, 2024 the Company had the following outstanding stock options:

Outstanding	Exercise Price	Expiry Date	Vested
64,000	0.40 CAD	July 31, 2025	64,000
50,000	1.50 CAD	July 26, 2025	50,000
50,000	1.90 CAD	June 6, 2026	50,000
150,000	2.20 CAD	October 27, 2025	150,000
70,000	2.20 CAD	December 9, 2024	70,000
50,000	2.20 CAD	December 9, 2025	50,000
200,000	0.30 CAD	January 2, 2027	150,000
200,000	0.20 CAD	February 12, 2027	200,000
250,000	0.20 CAD	February 15, 2027	250,000
500,000	0.25 CAD	February 28, 2027	375,000
2,450,000	0.20 CAD	March 8, 2027	2,450,000
8,050,000	0.14 CAD	August 12, 2029	8,050,000
12,084,000			11,909,000

As at September 30, 2024, the weighted average remaining contractual life of outstanding stock options is 4.00 years (December 31, 2023 – 1.26 years).

For the nine months ended September 30, 2024, the Company recognized $875,089 (2023 - $118,202) in stock-based compensation expense for options granted and vested. At September 30, 2024, the Company has $2,629 (December 31, 2023 - $Nil) in unrecognized compensation expense related to stock options.

The fair values for stock options granted during the nine months ended September 30, 2024 have been estimated using the Black-Scholes option pricing model using the following weighted average assumptions:

2024
Risk-free interest rate	2.92 – 3.84%
Expected life (years)	3 – 5
Expected volatility	111 – 129%
Dividend yield	0%

20

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2024 and 2023

(Expressed in U.S. dollars)

(Unaudited)

16.	Warrants

A continuity of the Company’s outstanding share purchase warrants for the nine months ended September 30, 2024 and the year ended December 31, 2023 is presented below:

	Number of warrants	Weighted average exercise price (CAD)
Outstanding, December 31, 2022	20,387,538	$2.33
Issued	7,402,726	1.88
Expired	(10,000)	2.17
Outstanding, December 31, 2023	27,780,264	$2.21
Issued	34,819,200	0.18
Expired	(12,548,559)	2.25
Outstanding, September 30, 2024	50,050,905	$0.79

At September 30, 2024, the Company had the following outstanding share purchase warrants:

Outstanding	Exercise Price	Expiry Date
12,529,690	2.50 CAD	June 29, 2025
300,288	1.55 CAD	June 29, 2025
300,000	2.50 CAD	April 20, 2025
2,101,727	0.30 CAD	November 28, 2025
13,232,373	0.18 CAD	May 28, 2026
554,002	0.09 CAD	May 28, 2026
6,142,223	0.18 CAD	May 31, 2026
362,250	0.09 CAD	May 31, 2026
1,532,478	0.18 CAD	June 10, 2026
39,095	0.09 CAD	June 10, 2026
2,262,778	0.18 CAD	June 19, 2026
60,900	0.09 CAD	June 19, 2026
8,472,601	0.18 CAD	June 28, 2026
2,000,000	0.18 CAD	July 3, 2026
150,000	0.18 CAD	July 5, 2026
10,500	0.09 CAD	July 5, 2026
50,050,905

As at September 30, 2024, the weighted average remaining contractual life of outstanding warrants is 1.42 years (December 31, 2023 – 0.95 years).

During the nine months ended September 30, 2024, the Company issued 26,847,863 warrants as part of units issued in private placements completed, 1,026,747 finder’s warrants pursuant to the private placements completed, and 6,944,590 warrants as part of units issued to settle debt and for services rendered.

The fair values for finder’s warrants granted during the nine months ended September 30, 2024 have been estimated using the Black-Scholes option pricing model using the following weighted average assumptions:

2024
Risk-free interest rate	3.74 – 4.20%
Expected life (years)	2
Expected volatility	92 – 93%
Dividend yield	0%

The Company had previously issued warrants in connection with private placements, or debt settlements where the exercise price of such warrants was denominated in USD. As such the warrants were classified as derivate liabilities. As at September 30, 2023, the fair value of the warrants were remeasured at $Nil as all the warrants had expired. The Company recognized a gain on the fair value change of $4,827 for the nine months ended September 30, 2023.

17.	Restricted Stock Units

During the nine months ended September 30, 2024, the Company granted RSUs as follows:

●	On January 1, 2024, the Company granted 438,000 RSU’s which vest quarterly beginning January 1, 2024.

For the nine months ended September 30, 2024, the Company recognized $144,423 (2023 - $1,632,124) in stock-based compensation expense for RSUs granted and vested.

21

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2024 and 2023

(Expressed in U.S. dollars)

(Unaudited)

17.	Restricted Stock Units (continued)

	Number of unvested restricted stock units	Weighted average fair value per award
Balance, December 31, 2022	–	$–
Granted	3,476,659	0.81
Canceled	(30,000)	2.00
Vested	(3,446,659)	0.80
Balance, December 31, 2023	–	–
Granted	1,083,968	0.18
Vested	(975,968)	0.16
Balance, September 30, 2024	108,000	0.25

The Company previously granted certain RSU’s whereby the holder has the right and option to require the Company to withhold up to one third of the RSU shares awarded to pay the cash equivalent of the market price of the shares on the date of vesting. As a result, a portion of the value of the RSU’s is recorded as a RSU obligation liability. During the nine months ended September 30, 2024, the Company granted 645,968 RSUs of this nature. the Company also issued 250,000 shares to settle the RSU obligation liability of $18,398. As at September 30, 2024, the balance of the RSU obligation was $21,329 (December 31, 2023 - $18,398).

During the nine months ended September 30, 2024, the Company issued 1,509,610 shares for RSU’s which were granted and vested in previous periods. As at September 30, 2024, the Company had 108,000 RSU’s (December 31, 2023 – Nil) outstanding.

18.	Related Party Transactions

At September 30, 2024, prepaid expenses included $11,097 (December 31, 2023 - $nil) in prepayments to related parties.

At September 30, 2024, accounts payable and accrued liabilities included $335,990 (December 31, 2023 - $115,526) due to related parties. The amounts are unsecured, non-interest bearing and due on demand.

During the nine months ended September 30, 2024, management fees and salaries of $535,804 (2023 - $637,116), director fees of $100,200 (2023 - $122,400), consulting fees of $351,702 (2023 - $Nil), and stock-based compensation of $876,992 (2023 - $1,233,552) were incurred to related parties.

During the nine months ended September 30, 2024, the Company issued 1,509,610 shares to directors for services performed and for RSU’s which were granted and vested in previous periods.

During the nine months ended September 30, 2024, the Company issued 4,906,847 shares (2023 – 80,000) and 4,076,302 units (2023 – Nil) with a fair value of $836,921 (2023 - $115,304) and $327,388 (2023 - $Nil), respectively, to related parties of the Company to settle accounts payable of $800,958 (2023 - $118,261) and obligation to issue shares of $146,401 (2023 - $Nil) and recognized a loss on settlement of $216,951 (2023 – gain of $2,957).

As at September 30, 2024, loans payable included CAD$247,773 (USD$183,310) (December 31, 2023 - CAD$402,115 (USD$420,281)) due to related parties. The note payable is unsecured, bears interest at 6% per annum and matures on December 31, 2024.

During the nine months ended September 30, 2023, the Company repurchased 586,868 RSU’s from directors and recognized a reduction to equity of $799,212 on the transaction. $473,331 of the RSU’s repurchased was applied against outstanding notes receivable.

22

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2024 and 2023

(Expressed in U.S. dollars)

(Unaudited)

19.	Segmented Information

During the nine months ended September 30, 2024, and 2023, the Company’s operations were in the resource industry in Turkey with head offices in Canada and a satellite office in Sofia, Bulgaria.

	Canada	Turkey	Bulgaria	Total
Nine months ended September 30, 2024
Revenue	$-	$4,890,758	$-	$4,890,758
Finance cost	1,905,072	19,037	-	1,924,109
Depletion	-	823,146	-	823,146
Depreciation	6,297	59,675	-	65,972
Accretion of asset retirement obligation	-	199,869	-	199,869
Stock-based compensation	1,019,512	-	-	1,019,512
Loss on debt extinguishment	254,077	-	-	254,077
Gain on net monetary position	-	16,172,305	-	16,172,305
Net income (loss)	(5,959,253)	6,451,126	-	491,873
As at September 30, 2024
Non-current assets	$27,956	$62,385,362	$-	$62,413,318

	Canada	Turkey	Bulgaria	Total
Nine months ended September 30, 2023
Revenue	$-	$14,074,877	$-	$14,074,877
Finance cost	1,500,066	26,929	-	1,526,995
Depletion	-	3,510,104	-	3,510,104
Depreciation	6,374	166,968	-	173,342
Accretion of asset retirement obligation	-	168,346	-	168,346
Stock-based compensation	1,750,326	-	-	1,750,326
Loss on debt extinguishment	8,524	-	-	8,524
Loss on impairment of assets held for sale	-	859,198	-	859,198
Gain on net monetary position	-	(17,138,843)	-	(17,138,843)
Net income (loss)	(6,048,983)	13,387,193	(6,078)	7,332,132
As at December 31, 2023
Non-current assets	$35,021	$53,710,753	$-	$53,745,774

The Company’s breakdown of net revenue by product segment is as follows:

	For the nine months ended
	September 30, 2024	September 30, 2023
Oil	$2,571,046	$2,145,495
Gas	2,319,712	11,929,382
	$4,890,758	$14,074,877

The Company incurs royalties of 12.5%. During the nine months ended September 30, 2024, the Company paid royalties totaling $546,003 (2023 - $1,976,338).

23

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2024 and 2023

(Expressed in U.S. dollars)

(Unaudited)

20.	Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern to support its business plan, as well as to ensure that the Company is able to meet its financial obligations as they become due.

The basis for the Company’s capital structure is dependent on the Company’s expected business growth and changes in business environment. To maintain or adjust the capital structure, the Company may issue new shares through private placement, incur debt or return capital to members.

The Company is dependent upon external financings to fund activities. In order to carry future projects and pay administrative costs, the Company will utilize its existing working capital and raise additional funds as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company is not subject to externally imposed capital requirements.

21.	Financial Instruments and Risk Management

The Company is exposed, through its operations, to the following financial risks:

a)	Market risk
b)	Credit risk
c)	Liquidity risk

The Company is exposed to risks that arise from its use of financial instruments. This note describes the Company’s objectives, policies, and processes for managing those risks and the methods used to measure them. Further quantitative information in respect of these risks is presented throughout these consolidated financial statements.

There have been no substantive changes in the Company’s exposure to financial instrument risks, its objectives, polices and processes for managing those risks or the methods used to measure them from previous reported periods unless otherwise stated in the note. The overall objective of management is to set policies that seek to reduce risk as far as possible without unduly affecting the Company’s competitiveness and flexibility. Further details regarding these policies are set out below.

a)	Market risk

Market risk is the risk of loss that may arise from changes in market factors such as foreign currency exchange, interest rates and equity price risk.

Foreign currency risk:

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company and its subsidiaries are exposed to currency risk as it has transactions denominated in currencies that are different from their functional currencies. The Company does not hedge its exposure to fluctuations in foreign exchange rates.

As at September 30, 2024, the Company’s significant foreign exchange currency exposure on its financial instruments, expressed in USD was as follows:

If the CAD strengthened or weakened against the USD by 10% the exchange rate fluctuation would impact net loss by $1,123,589 at September 30, 2024 (December 31, 2023 - $954,252).

24

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2024 and 2023

(Expressed in U.S. dollars)

(Unaudited)

21.	Financial Instruments and Risk Management (continued)

Interest rate risk:

Interest rate risk is the risk that future cash flows will fluctuate because of changes in market interest rates. The interest earned on cash is insignificant and the Company does not rely on interest income to fund its operations. The Company does not have significant debt facilities with variable interest rates and is therefore not exposed to interest rate risk.

Other price risk:

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company does not hold equity investments in other entities and therefore is not exposed to a significant risk.

b)	Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company is subject to credit risk on its cash and cash equivalents and amounts receivable which consists primarily of trade receivables and notes and amounts receivable for equity issued. The Company limits its exposure to credit loss on cash and cash equivalents by placing its cash with a high-quality financial institution. Exposure to credit loss notes and amounts receivable for equity issued is limited by entering into these types of transactions with related parties and entities that are well known to the Company.

The Company only has two customers. The Company mitigates credit risk by evaluating the creditworthiness of customers prior to conducting business with them and monitoring its exposure for credit losses with existing customers. One of the customers is the largest oil refinery in Turkey. The other customer provides letters of credit to be used by the Company in the event of default. As at September 30, 2024, all of the Company’s trade receivables are current (< 30 days outstanding).

The Company’s maximum credit exposure is $2,137,311 (December 31, 2023 - $2,848,457).

c)	Liquidity risk

Liquidity risk arises from the Company’s general and capital financing needs. The Company continuously monitors and reviews both actual and forecasted cash flows, and also matches the maturity profile of financial assets and liabilities, when feasible. The Company anticipates increases in revenue in future periods resulting from the completion of an additional well subsequent to the period end. Historically, the Company’s sources of funding has been through equity and debt financings. The Company’s access to financing is uncertain. There can be no assurance of continued access to significant debt or equity funding.

The table below summarizes the maturity profile of the Company’s contractual cashflows.

As at September 30, 2024	Less than 1 year	1 – 2 years		Later than 2 years	Total
Accounts payable and accrued liabilities	$15,723,033	$		$-	$15,723,033
Loans payable	3,245,209		-	-	3,245,209
Lease liability	6,958		50,400	25,200	82,558
Convertible debt	12,350,016		-	-	12,350,016
Total liabilities	$31,325,216		$50,400	$25,200	$31,400,816

25

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2024 and 2023

(Expressed in U.S. dollars)

(Unaudited)

21.	Financial Instruments and Risk Management (continued)

As at December 31, 2023	Less than 1 year	1 – 2 years		Later than 2 years	Total
Accounts payable and accrued liabilities	$14,065,019	$		$-	$14,065,019
Loans payable	3,464,450		-	-	3,464,450
Lease liability	58,919		116,651	60,921	236,491
RSU obligation	18,398		-	-	18,398
Convertible debt	1,361,525		11,988,362	-	13,349,887
Total liabilities	$18,968,311		$12,105,013	$60,921	$31,134,245

22.	Income Tax

The Company calculated the period income tax expense using the tax rate that would be applicable to the expected total annual earnings. During the nine months ended September 30, 2024, the Company recognized deferred income taxes of $3,952,599 (2023 - $Nil).

23.	Commitments and Contingencies

Close-out Fund

The Company has committed to contribute to the Close-Out Fund (Note 12) and is required to deposit 10% of natural gas revenue from the SASB project into the Close-Out Fund until an amount agreed to by both parties is attained. The amount accumulated in the Close-Out Fund will not be used for any purpose other than to cover the cost of close-out of the SASB project.

Arbitration

The Company through its’ subsidiary PPE Turkey has advanced arbitration against an offshore drilling rig contractor for $20.3 million for gross negligent and breach of contact involving health and safety issues during the prior year drilling program resulting in loss and damages to Company (the “Trillion Losses”). Liability is not admitted, the litigation is at the inception, and thus, legal counsel has advised that is it too soon to predict the outcome or the quantum of damages that will be assessed. The Company is confident that its case has merit.

The Company and its subsidiary PPE Turkey is defending an action brought by the same drilling contractor in Europe to which it has advanced an arbitration claim, for drilling services and lost profits seeking $5 million. As no document disclosure has occurred at this time, and the litigation is at its inception, legal counsel has been unable to provide an opinion on the merits of the action or defenses.

In accordance with guidance for contingent assets and liabilities, no provision for any potential recovery of the Trillion Losses will be made until recovery is virtually certain. If the Company’s claim is successful, the award will exceed the amount, if any, that is payable to the drilling contractor in its claim, notwithstanding the same, the Company has evaluated the two competing actions separately. As such, the Company has recorded an amount in accounts payable and accrued liabilities for the disputed drilling services for $3 million, and has not yet recorded, due to the status of its arbitration claim, any asset amount for its $20.3 million claim against the drilling contractor. Once legal opinion as to the likely outcome has been obtained, the Company intends to revise the contingent amounts.

Maturity date of TR1 Master Fund loans

The Company has two loan agreements dated July 1, 2023 with TR1 Master Fund whereby the Company owes $3,062,000 in principal and accrued interest as at September 30, 2024 (Note 9). An agent for the receiver of TR1 Master Fund has demanded payment of the loans as the loans indicate that they were due on December 31, 2023. The Company is claiming that the principal of TR1 Master Fund agreed to extend the loans to December 31, 2024. Negotiations on repayment of the loans with the agent of the receiver for TR1 Master Fund are ongoing.

24.	Subsequent events

Subsequent to September 30, 2024, the Company issued 33,638 common shares pursuant to the exercise of 33,638 common share purchase warrants at $0.09 CAD (approximately US$0.07) for cash proceeds of $3,027 CAD (US$2,240).

Subsequent to September 30, 2024, the Company issued 82,200 common shares to settle the obligation to issue shares as at September 30, 2024 valued at $6,000.

Subsequent to September 30, 2024, the Company issued 645,968 common shares for RSU’s which were granted and vested during the period ended September 30, 2024.

26